Exhibit 99.(a)(1)(I)

Press Release December 27, 2006

Ericsson commences cash tender offer for Redback Networks at USD 25 per share

Ericsson (NASDAQ: ERIC) announces that its indirect wholly-owned subsidiary, Maxwell Acquisition Corporation, has commenced its tender offer for all outstanding shares of Redback Networks Inc. (NASDAQ:RBAK) at a price of USD 25.00 net per share in cash. Ericsson and Redback previously announced that they had reached a definitive merger agreement for Ericsson to acquire Redback.

The Board of Directors of Redback has unanimously determined that the offer and the merger are advisable, fair to and in the best interests of Redback’s shareholders, approved the merger agreement and the transactions contemplated thereby, including the offer, and recommended that holders of shares of Redback common stock accept the offer and tender their shares in the offer.

There is no financing condition to the tender offer. The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including a minimum share tender condition, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other material governmental approvals.

Unless the tender offer is extended, the tender offer and any withdrawal rights to which Redback’s shareholders may be entitled will expire at 12:00 midnight, New York City time, on Tuesday, January 23, 2007. Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, Redback will become a wholly owned subsidiary of Ericsson.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Ericsson and Maxwell Acquisition Corporation with the SEC on December 22, 2006. In addition, on December 22, 2006, Redback filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge from MacKenzie Partners, Inc., the information agent for the tender offer at (800) 322-2885 (toll free). American Stock Transfer & Trust Company is acting as depositary for the tender offer. The dealer manager for the offer is Citigroup Global Markets Inc.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 0858

E-mail: investor.relations.se@ericsson.com

Investor Relations, North America

Phone: +1 212 843 8435

E-mail: investor.relations@ericsson.com

Redback Networks

Media

Doug Wills

Phone: +1 408 750 5038

E-mail: dwills@redback.com

Investor Relations

Phone: +1 408 750 5505

E-mail: investor_relations@redback.com

About Redback

Redback Networks Inc. manages 50 million broadband connections for 15 of the top 20 telephone carriers worldwide. Redback’s multi-service routing platform delivers next generation broadband services such as VoIP, IPTV and video-on-demand. Redback Networks has more than 500 carrier customers worldwide and is based in San Jose, CA. In 2006, Redback marks its 10 year anniversary, celebrating ten years of broadband innovation. For more information, visit Redback Networks at www.redback.com.

Forward-looking statements

Any statements made regarding the proposed transaction between Ericsson and Redback, the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, earnings and any other statements contained in this news release that are not purely historical fact are forward-looking statements, which involve a number of risks and uncertainties. These statements are based on Ericsson’s and Redback’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; the successful integration of Redback into Ericsson’s business subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; the ability to retain key management and technical personnel of Redback; and adverse reactions to the proposed transaction by customers, suppliers and strategic partners. Redback and Ericsson are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Ericsson and Maxwell Acquisition with the SEC on December 22, 2006. In addition, on December 22, 2006, Redback filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to MacKenzie Partners, Inc., the information agent for the tender offer, at 105 Madison Avenue, New York, New York 10016, or by calling toll free at (800) 322-2885. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.